UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant's name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [           ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On December 9, 2016, HudBay Minerals Inc. ("Hudbay") filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com a Material Change Report, dated December 9, 2016, relating to (i) Hudbay's November 28, 2016 announcement that it was offering US$1.0 billion aggregate principal amount of senior notes in two series due 2023 and 2025 (the "New Notes") and that it was commencing an offer to purchase for cash any and all of its outstanding US$920 million aggregate principal amount of 9.500% senior notes due 2020; and (ii) Hudbay's December 1, 2016 announcement that it had priced the offering of the New Notes. A copy of the filing is attached to this form 6-K as Exhibit 99.1 and incorporated by reference herein.

SUBMITTED HEREWITH

Exhibits

99.1	Material change report dated December 9, 2016 relating to the announcements of HudBay Minerals Inc.'s offering of US$1.0 billion aggregate principal amount of senior notes (the "Offering"), its offer to purchase its outstanding US$920 million aggregate principal amount of 9.500% senior notes and its subsequent pricing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(Registrant)

Date: December 9, 2016	By:	/s/ Patrick Donnelly

	Name:	Patrick Donnelly
	Title:	Vice President and General Counsel